UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

“This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).”

BANCO SANTANDER (BRASIL) S.A.

C.N.P.J. nº 90.400.888/0001-42

Publicly Held Company with Authorized Capital

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), with due regard to the provisions set forth in paragraph 4 of article 157 of Law No. 6.404/76 and in Comissão de Valores Mobiliários Instruction No. 358/02, and in addition to the material fact statement disclosed on February 22, 2011 in respect to the sale of all of the outstanding shares of the capital stock of its wholly-owned subsidiary, Santander Seguros S.A. (“Santander Seguros”), to a holding company headquartered in Spain (“Holding”), to be held, directly or indirectly, at the closing of the transaction, fifty one percent (51%) by Zurich Financial Services Ltd. and its affiliates (“Zurich”) and forty nine percent (49%) by its controlling shareholder, Banco Santander, S.A. (“Santander Spain”) (“Transaction”), hereby informs the public in general the following:

(1)       on the date hereof the agreement for the purchase and sale of shares was entered into by and among, on one side, as purchasers, the Holding –named ZS Insurance America, S.L.– and Inversiones ZS América SPA, a company headquartered in Chile, and, on the other side, as seller, Santander Brasil (“Purchase and Sale Agreement”), relating to the purchase and sale of the totality of the outstanding shares of the capital stock of Santander Seguros held by Santander Brasil and, indirectly, the totality of the outstanding shares held by Santander Seguros in the capital stock of Santander Brasil Seguros S.A.;

(2)       the execution of the Purchase and Sale Agreement occurred in the context of the execution, on the same date, of the Transaction Agreement by and among Zurich and Santander Spain, whereby the strategic partnership announced on February 22, 2011 between the two groups in relation to the casualty, life and private pension insurance companies controlled by the Santander Group in Argentina, Brazil, Chile, México and Uruguay was formalized;

(3)       the closing of the Transaction will be subject to the fulfillment of certain conditions precedent that are customary in transactions of this nature, including the obtainment of the Superintendência de Seguros Privados - SUSEP prior approval;

(4)       the other terms and conditions of the Transaction disclosed in the material fact of February 22, 2011 remain valid;

(5)       any new material facts in connection with the Transaction will be disclosed in due course; and

(6)       the offer of the right of first refusal mentioned in the material fact statement of February 22, 2011 will be formalized after the closing of the Transaction and the definition of the final price of the shares.

São Paulo, July 14, 2011.

Carlos Alberto López Galán

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 14, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antônio Ribeiro
Reginaldo Antônio Ribeiro Officer

By:	/S/ Gilberto Duarte de Abreu Filho
Gilberto Duarte de Abreu Filho Officer